FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of September 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On September 8, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced the general availability of HASP HL, an innovative and secure software/intellectual property protection and licensing key. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: September 8, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Investor Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Announces HASP® HL – The Next Generation Software Protection Key

HASP HL empowers software publishers with unparalleled ease of use, higher security, and ability to implement security completely independent of licensing

CHICAGO, September 8, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced general availability of HASP HL, the most innovative and secure software/intellectual property protection and licensing key available today. HASP HL expands on industry-leading HASP4 and Hardlock solutions, building on Aladdin’s 19-year legacy in securing digital assets.

According to the IDC/BSA 2003 piracy study, nearly $29 billion annually is lost to software piracy worldwide. With the rapid adoption and use of broadband connectivity, peer-to-peer sharing and CD burners, protecting software revenues and intellectual property is more critical than ever. HASP HL technology helps software publishers and developers reduce piracy, protect revenues and reinvent the relationship between software protection and licensing.

The Power of Protect Once – Deliver Many™
The implementation of software protection has historically been tied to licensing; every time software’s licensing model was changed, the security would have to change also. HASP HL breaks that paradigm with a “Protect Once – Deliver Many™” model. Implementation of software protection is performed only once, while all licensing models can be implemented or changed without affecting the product’s security. This reduces the software publishers’ time-to-market and significantly enhances their flexibility and freedom in defining new sales and licensing models, including feature-based and component licensing, evaluation, rental, floating, subscription, trial, pay-per-use and more.

New, Powerful Features Inside HASP HL

Unparalleled Ease of Use – Shortens R&D cycles, reduces R&D product costs and accelerates time-to-market

—	Protection and licensing separated – Separation of the tasks performed by product managers (licensing) and developers (protection), with intuitive, easy-to-implement processes.
—	Automatic tools – Automatic capabilities provide software publishers with immediate access to high-level security features.
—	Tutorial tools – Short learning curve for developers; Automatic generation of HASP HL code.
—	Universal and cross-platform API – The API is independent of both the HASP HL model and the platform running the protected application, ensuring a quick and simple protection process.
—	License generator – Easy-to-use tool for defining licenses, terms and extensions, providing product managers with a quick means to address new market opportunities.

High Level Security Technology – Reduces losses to piracy, increases software revenues and enables safer global distribution of software

—	AES – State-of-the-art security with the public AES algorithm.
—	128-bit key – Data and string encryption is done with a 128-bit encryption key securely stored inside the HASP HL.
—	On-board encryption –Encryption key never leaves the hardware key.
—	RSA signatures – Update packages for remotely extending licenses in the field are digitally signed with RSA.
—	Anti-hacking – Innovative wrapping technology with multi-layer security protects the seam between the original application and the protection code against attacks. Features anti-debugging and anti-reverse engineering.
—	File encryption – Automatic file encryption prevents hackers from attacking the protected file with a disassembler and changing the protection implementation.

Flexibility in Licensing – Creates new sales models, maximizing revenues and new marketing opportunities

—	Automatic implementation – Automatic licensing is accomplished with the Envelope and API.
—	Component licensing – Licenses can be applied to application modules and components and to software features.
—	Metered licensing – Licenses count executions, floating users in network environments, and measure usage by time, based on an internal real-time clock.
—	Proprietary licensing – Access to large HASP HL memory for customized licensing schemes.

Commitment to End-User Satisfaction
HASP HL helps software publishers provide a “connect and forget” experience for their end-users by providing numerous features, including:

—	Remote Update System – Easy-to-use end-user tool for remotely updating licenses ensures that customers get what they want when they need it.
—	Windows Update Support – HASP HL drivers can be installed via Windows Update. This ensures immediate access to the most recent drivers.
—	ISO accredited – Production facilities are ISO 9001:2000 accredited, ensuring the most reliable product. Customers can rest assured there will be no application downtime from key failure.
—	Cross-platform – Users can use everywhere and anywhere, at work or at home, on three operating systems: Windows, Mac and Linux.
—	Portability – Portable compact key allows the application to run from any computer, moving from desktop to laptop as needed.

How HASP HL Works
HASP HL protects software against piracy and illegal use by allowing access and execution of software only when the key, with its secure encryption engine, is connected to the computer. During runtime, the protected software sends encrypted strings to HASP HL which decrypts the strings and produces a response that cannot be imitated.

Availability and Product Photo
The HASP HL Developer Kit will be available September 15, 2004. For more information on HASP HL, please visit www.eAladdin.com/HaspHL. A photo of the new HASP HL key is available by emailing matthew@zintelpr.com.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP® family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.

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